NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire classe of the following security issued by Lehman Brothers Holdings, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on March 30, 2009:

Opta Exchange-Traded Notes due February 25, 2038 Linked to the S&P Private Equity Index Net Return (the 'Securities')


This action is being taken pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of NYSE Regulation, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's September 15, 2008, filing of a petition under Chapter 11 of the U.S Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York.

NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process as well as the ultimate effect of this process on the Company's equity holders. In this regard, the NYSE Regulation considered the Company's September 16, 2008, announcement regarding the definitive agreement signed with Barclays Capital to acquire substantially all of the North American business and operating assets of Lehman Brothers, Inc., a wholly-owned subsidiary,and certain related assets of the Company and its affiliates.


1. NYSE Arca Equities Rule 5.2(j)(6)(B)(I)(2)(c)(iii) states that the Exchange will commence delisting or removal proceedings if a condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

2. NYSE Regulation on September 17, 2008, determined that the Securities should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified verbally on September 17, 2008 and by letter on September 18, 2008.

3. Pursuant to the above authorization, a press release was immediately issued on September 17, 2008 of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.